SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-6B-2

Certificate of Notification

Certificate is filed by:

Entergy Arkansas, Inc.
425 West Capitol Avenue
Little Rock, AR 72201

This certificate is notice that the above named company (the "Company") has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Public Utility Holding Company Act of 1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.	Type of security or securities: First Mortgage Bonds.
2.	Issue, renewal or guaranty: Issue.
3.	Principal amount of each security: $100,000,000.
4.	Rate of interest per annum of each security: 5.90% per annum.
5.	Date of issue, renewal or guaranty of each security: Dated and issued on June 11, 2003.
6.	If renewal of security, give date of original issue: Not applicable.
7.	Date of maturity of each security: June 1, 2033.
8.	Name of the person to whom each security was issued, renewed or guaranteed: Cede & Co.
9.	Collateral given with each security, if any: A first mortgage lien on all of the existing and after- acquired properties of the Company, subject to certain exceptions.
10.	Consideration received for each security: $1,000 or integral multiples thereof.
11.

Application of proceeds of each security:

The net proceeds from the issuance and sale of the securities will be used to redeem or repurchase prior to maturity $100 million principal amount of the Company's First Mortgage Bonds, 7.50% Series due August 1, 2007. Pending the application of the net proceeds, the Company will invest them in short term, highly liquid, high-rated money market instruments and/or the Entergy System Money Pool.

12.

Indicate by ("X") after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a. the provisions contained in the first sentence of Section 6(b):

b. the provisions contained in the fourth sentence of Section 6(b):

c. the provisions contained in any rule of the Commission other than Rule U-48: X

13.

If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount of par value of the other securities of such company then outstanding:

Not applicable.

14.

If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

Not applicable.

15.	If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed: Rule 52.

ENTERGY ARKANSAS, INC.
BY : _____ /s/ Steven C. McNeal
Steven C. McNeal Vice President and Treasurer

Date: June 17, 2003